UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ONCONOVA THERAPEUTICS, INC.

(Name of Issuer)

Common stock, $0.01 per share

(Title of Class of Securities)

68232V 108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232V 108

1.	Names of reporting persons Baxalta Incorporated
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,603,295 (1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,603,295 (1)
9.	Aggregate amount beneficially owned by each reporting person 2,603,295 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.6% (2)
12.	Type of reporting person (see instructions) CO

(1)	Held by Baxalta GmbH, an indirect wholly-owned subsidiary of Baxalta Incorporated (“Baxalta”). The reported securities are beneficially owned by Baxalta GmbH and may be deemed to be indirectly beneficially owned by Baxalta.
(2)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of October 30, 2015 as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2015 and filed with the Securities and Exchange Commission on Form 10-Q on November 12, 2015.

CUSIP No. 68232V 108

1.	Names of reporting persons Baxalta GmbH
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,603,295 (1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,603,295 (1)
9.	Aggregate amount beneficially owned by each reporting person 2,603,295 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.6% (2)
12.	Type of reporting person (see instructions) CO

(1)	Held by Baxalta GmbH, an indirect wholly-owned subsidiary of Baxalta Incorporated (“Baxalta”). The reported securities are beneficially owned by Baxalta GmbH and may be deemed to be indirectly beneficially owned by Baxalta.
(2)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of October 30, 2015 as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2015 and filed with the Securities and Exchange Commission on Form 10-Q on November 12, 2015.

Item 1.	(a)	Name of Issuer:

Onconova Therapeutics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

375 Pheasant Run, Newtown, PA 18940

Item 2.	(a)	Name of Person Filing:

Baxalta Incorporated
Baxalta GmbH

	(b)	Address of Principal Office or, if none, Residence:

Baxalta Incorporated – 1200 Lakeside Drive, Bannockburn, Illinois 60015
Baxalta GmbH – Thurgauerstrasse 130, Glattpark (Opfikon), Switzerland 8152

	(c)	Citizenship or Place of Organization:

Baxalta Incorporated – Delaware
Baxalta GmbH – Switzerland

	(d)	Title of Class of Securities:

Common stock, $0.01 per share

	(e)	CUSIP Number:

68232V 108

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned: 2,603,295 (1)

	(b)	Percent of class: 9.6% (2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,603,295 (1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,603,295 (1)

(1)	Held by Baxalta GmbH, an indirect wholly-owned subsidiary of Baxalta Incorporated (“Baxalta”). The reported securities are beneficially owned by Baxalta GmbH and may be deemed to be indirectly beneficially owned by Baxalta.
(2)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of October 30, 2015 as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2015 and filed with the Securities and Exchange Commission on Form 10-Q on November 12, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1 – Joint Filing Statement

Exhibit 2 – Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

BAXALTA INCORPORATED

By:	/s/ Stephanie D. Miller
Name:	Stephanie D. Miller
Title:	Assistant Secretary

BAXALTA GMBH

By:	/s/ Stephanie D. Miller
Name:	Stephanie D. Miller
Title:	Attorney-in-fact